                                                                      EXHIBIT II
                     [PortaCom Wireless, Inc. Letterhead]


                                 June 8, 1998


VIA TELECOPIER (201) 531-2803
AND OVERNIGHT COURIER
----------------------------------

Metromedia China Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

     Re:  PortaCom Wireless, Inc.,
          Case No. 98-661(PJW) (Chapter 11)
          ---------------------------------

Gentlemen:

     This letter agreement (the "Letter Agreement") is made this 8 day of June, 1998 between Metromedia China Corporation, formerly Metromedia Asia Corporation ("MCC") and PortaCom Wireless, Inc. (the "Debtor") and is intended to clarify and confirm the rights of MCC arising from the Order of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") dated April 23, 1998 ("Sale Order") authorizing the sale of the MAC Shares and the Warrants (as defined in the Sale Order) to VDC Corporation, Ltd. ("VDC"), and is further intended to conform that certain Escrow Agreement dated April __, 1998, by and among VDC, Debtor, the Official Committee of Unsecured Creditors of PortaCom Wireless, Inc. ("Committee") and Klehr, Harrison, Harvey, Branzburg & Ellers LLP, as Escrow Agent ("Escrow Agreement") to the Sale Order.

     Pursuant to that certain Termination Agreement dated September 11, 1996 by and among the Debtor, MCC, and Max E. Bobbit (the "Termination Agreement"), MCC held the MAC Shares as collateral to secure certain claims, if any, of MCC against the Debtor, as provided therein.

     The parties hereto understand, acknowledge and agree that, pursuant to the Sale Order, MCC holds a valid, perfected, first-priority replacement lien only on 50% of the VDC Shares (as defined in that certain Escrow Agreement) deliverable to the Debtor in accordance with that certain Asset Purchase Agreement dated March 23, 1998 by and between the Debtor and VDC, as amended by

Metromedia China Corporation
June 8, 1998
Page 2

that certain Stipulation in Lieu of Objection dated April 3, 1998, approved by the Bankruptcy Court on April 8, 1998, that certain Stipulation in Lieu of Objection dated and approved by the Bankruptcy Court on April 23, 1998, the Escrow Agreement and the Sale Order (the "Pledged Shares"), to secure the satisfaction of the claim of MCC, if any, against the Debtor's bankruptcy estate arising out of the Termination Agreement. Notwithstanding anything herein to the contrary, MCC's interest in the Pledged Shares is limited to the Debtor's interest in the Pledged Shares, which interest is subject to VDC's superior reversionary rights under Section 8 of the Escrow Agreement and Section 3.4 of the Asset Purchase Agreement, as amended (the "Reversionary Rights"). While VDC's Reversionary Rights, if any, shall be satisfied first from those VDC Shares which are not being pledged to MCC hereunder as the Pledged Shares, MCC understands and acknowledges that, to the extent such non-pledged VDC Shares are insufficient to satisfy VDC's Reversionary Rights, the Pledged Shares are subject to the Reversionary Rights and such portion of the Pledged Shares necessary to satisfy the Reversionary Rights shall be immediately returned to VDC upon written notice from VDC and the Debtor certifying that such Pledged Shares are necessary to satisfy the Reversionary Rights in accordance with this letter or the entry of an appropriate order of a court of competent jurisdiction. Accordingly, VDC is an intended third party beneficiary of the letter agreement with notice and whose rights hereunder may not be impaired without VDC's prior written consent.

     Subject to the foregoing, the Debtor hereby agrees, and hereby authorizes the Closing Escrow Agent (as defined in that certain Closing Escrow Agreement dated June __, 1998 by and among the Debtor, VDC, Klehr, Harrison, Harvey Branzburg & Ellers LLP and MCC), to deliver to MCC, as soon as practicable following the Closing of the sale of the MAC Shares and Warrants, the Pledged Shares, thereby perfecting MCC's interest therein. MCC agrees to possess the Pledged Shares until the earliest to occur of the following ("Release Conditions"): (i) the disallowance, if any, of MCC's claim, if any, against the Debtor in its entirety, or estimation of such claim, if any, in the amount of $0.00, pursuant to a final, non-appealable order ("Disallowance Order") of the Bankruptcy Court; (ii) the allowance of MCC's claim against the Debtor's bankruptcy estate, in whole or in part, pursuant to or in accordance with a final, non-appealable order of the Bankruptcy Court and the satisfaction of the allowed portion of such claim by the Debtor pursuant to or in accordance with a final, non-appealable order of the Bankruptcy Court or confirmed plan of reorganization (whether such satisfaction occurs as a result of payment by the Debtor or as a result of repossession by MCC of the Pledged Shares in exercise of its security interest therein); or (iii) the delivery of a certificate asserting VDC's right to VDC's Reversionary Rights, as contemplated by the foregoing paragraph; or (iv) January 1, 1999; provided, however, if any asserted claim or litigation for which MCC is entitled to indemnification under the Termination Agreement has not been resolved prior to the earlier of the date of any Disallowance Order or January 1, 1999, then the Pledged Shares shall not be released from the lien in favor of MCC and shall not be delivered to Debtor (or its agent) until all such litigation has been finally resolved and all statutes of limitations relevant to any claim

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Metromedia China Corporation
June 8, 1998
Page 3

asserted have expired. The Debtor agrees not to seek a final order adjudicating the validity or extent of MCC's claim, if any, against the Debtor which would become effective prior to January 1, 1999; MCC acknowledges and understands that the Debtor does not control the actions of any third parties with respect to MCC's claim, if any. The Debtor acknowledges and agrees that the agreement set forth in the preceding sentence will not unduly delay the administration of the Debtor's estate.

     Upon the happening of any of the Release Conditions, the Pledged Shares, or a portion thereof, shall be released from the lien in favor of MCC and from all restrictions provided herein and shall be delivered to the Escrow Agent (as defined herein), or VDC, as the case may be, and shall remain subject to the terms and restrictions of the Escrow Agreement.

     This Letter Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and may be amended only in writing signed by each party hereto.

                              Very truly yours,

                              PORTACOM WIRELESS, INC.



                              By: /s/ Michael A. Richard
                              -------------------------------------------------
                                    Michael A. Richard, CEO


cc: Stephen J. Shimshak, Esquire (via telecopier 212-373-2366) Stuart Brown, Esquire (via telecopier 215-665-8760) Francis J. Lawall, Esquire (via telecopier 215-981-4750) Francis Monaco, Jr., Esquire (via telecopier 302-656-2769) Jeffrey D. Kurtzman, Esquire (via telecopier 215-568-6603) Michael Forman, Esquire (via telecopier 215-568-6603)


AGREED AND ACCEPTED:

METROMEDIA CHINA CORPORATION



By:_________________________________